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                            August 19, 2021

       Marco Alfonsi
       Chief Executive Officer
       Can B Corp
       960 South Broadway, Suite 120
       Hicksville, NY 11801

                                                        Re: Can B Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed August 9,
2021
                                                            File No. 024-11233

       Dear Mr. Alfonsi:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 2 to Offering Statement on Form 1-A Filed August 9, 2021

       Exhibits

   1. We note that you dismissed your prior accounting firm, BMKR, LLP, as of June 29,
                                                        2021. Please file the
former accountant's letter regarding the change in certifying accountant as an
exhibit. Refer to Part III, Item 17 (9) of Form 1-A.
       General

   2. Please tell us what consideration you gave to updating your Form 1-A to include (i)
                                                        information regarding
your change in accountant; (ii) information presented in your Form
                                                        8-K, filed August 17,
2021; and (iii) interim financial statements and other relevant information from your
Form 10-Q for the quarter ended June 30, 2021, filed August 16,
                                                        2021. Refer to Rule
252(a) of Regulation A, which requires that your Form 1-A include
 Marco Alfonsi
Can B Corp
August 19, 2021
Page 2
       all of the content required by Form 1-A and "any other material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading." See also Conditional Small Issues Exemption Under the Securities Act
       of 1933 (Regulation A), Release No. 33   10591 (Dec. 19, 2018) [84 FR 21
(Jan. 31,
       2019)], at 522.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Charlie Guidry at (202) 551-3621 with any questions.



                                                             Sincerely,
FirstName LastNameMarco Alfonsi
                                                             Division of
Corporation Finance
Comapany NameCan B Corp
                                                             Office of Trade &
Services
August 19, 2021 Page 2
cc:       Arden Anderson
FirstName LastName